<SEQUENCE>1
<FILENAME>y122008abhldinglp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 13)

                         ALLIANCEBERNSTEIN HOLDING L.P.
                (f/k/a Alliance Capital Management Holding L.P.)
                                (Name of Issuer)
                  Units Representing Assignments of Beneficial
                   Ownership of Limited Partnership Interests
                         (Title of Class of Securities)

                                    01855A101
                                 (CUSIP Number)

                                Alvin H. Fenichel
                 Senior Vice President and Chief Accounting Officer
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                        George Stansfield, General Counsel
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-57-00

                                December 17, 2008
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [   ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. 01855A101                                           Page 2 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 3 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 4 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                           Page 5 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Christopher Condron, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 6 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 7 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Denis Duverne, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                         Page 8 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (entities only)

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 9 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Equitable Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 01855A101                                          Page 10 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Equitable Life Insurance Company
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  1,444,356 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 1,444,356 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,444,356 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC,CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 11 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Equitable Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 12 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  722,178 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 722,178 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,178 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8% - See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 13 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     ECMC, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 14 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Financial (Bermuda) Ltd.
     14-1903564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                          See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                         See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 15 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company
     13-1632487
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                          See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                         See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 01855A101                                          Page 16 of 42 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company of America
     86-0222062
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                          See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                         See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Items 4 and 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                                             Page 17 of 42 Pages

         This Amendment No. 13 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on August 4, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa, the Mutuelles AXA (as herein defined) and the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")), as amended by Amendment No. 1 to the Schedule 13D filed on July 29, 1993 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on September 14, 1994 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 22, 1996 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on July 11, 1997 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on September 4, 1997 ("Amendment No. 5"), Amendment No. 6 to the
Schedule 13D filed on April 9, 1999 ("Amendment No. 6"), Amendment No. 7 to the
Schedule 13D filed on November 4, 1999 ("Amendment No. 7"), Amendment No. 8 to the Schedule 13D filed on June 23, 2000 ("Amendment No. 8"), Amendment No. 9 to the Schedule 13D filed on November 27, 2002 ("Amendment No. 9"), and Amendment No. 10 to the Schedule 13D filed on March 9, 2004 ("Amendment
No. 10"), Amendment No. 11 to the Schedule 13D filed on December 22, 2004, and Amendment No. 12 to the Schedule 13D filed on March 7, 2007 ("Amendment No. 12") each of which was filed by AXA, Midi Participations (except as to Amendment Nos. 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12), Finaxa (except as to Amendment No. 12), the Mutuelles AXA, the Trustees, AXA Financial, Inc. (formerly known as The Equitable Companies Incorporated)("AXF"), AXA Equitable Life Insurance Company (f/k/a The Equitable Life Assurance Society of the United States) ("AXA Equitable"), Equitable Holding Corporation (which was merged in 1997 into Equitable Holdings, LLC), Equitable Investment Corporation (which was merged in November 1999 into Equitable Holdings, LLC), ACMC, Inc. and ECMC, LLC (successor by merger to Equitable Capital Management Corporation), which Schedule 13D relates to Units representing assignments of beneficial ownership of limited partnership interests of AllianceBernstein Holding L.P. (formerly known as Alliance Capital Management Holding L.P.), a Delaware limited partnership ("AB Holding").

         ITEM 2.    IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, a company organized under the laws of France, (ii) AXA Assurances I.A.R.D. Mutuelle and AXA Assurances
Vie Mutuelle, two mutual insurance companies organized under the laws of France (the "Mutuelles AXA"), (iii) Christopher Condron (Member of the Management Board of AXA), Henri de Castries (Chairman of the Management Board of AXA) and Denis Duverne (member of the Management Board of AXA), as Trustees (the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"), (iv) AXF
,a Delaware corporation, (v) AXA Equitable Financial Services, LLC
(formerly known as AXA Client Solutions, LLC and AXA Financial Services, LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"),
(vi) AXA Equitable, a New York stock life insurance company, (vii) Equitable Holdings, LLC ("EHLLC") (Equitable Investment Corporation merged into EHLLC in November 1999), a New York limited liability company whose sole member is AXA Equitable, (viii) ACMC, Inc., a Delaware corporation ("ACMC"), (ix) ECMC, LLC ("ECMC"), a Delaware limited liability company whose sole member is Equitable Holdings, LLC and which is the successor by merger to Equitable Capital Management Corporation, (x) AXA Financial (Bermuda) Ltd., a Bermuda corporation, which is wholly owned by AXFS ("AXA Bermuda"),(xi) MONY Life Insurance Company, a New York stock life insurance company, a wholly owned subsidiary of AXFS ("MONY Life"), and (xii) MONY Life Insurance Company of America, an Arizona stock life insurance company, a wholly owned subsidiary of MONY Life ("MLOA"). AXA, the Mutuelles AXA, the Trustees, AXF, AXFS, AXA Equitable, EHLLC, ACMC, ECMC, AXA Bermuda, MONY Life and MLOA are hereinafter collectively referred to as the "Reporting Persons."

         AXA. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France.
As of December 31, 2007, the Mutuelles AXA, directly beneficially owned 14.48% of AXA's ordinary shares (representing 20.84% of the voting power). In addition, as of December 31, 2007, 1.01% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

         Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

         MONY Holdings, LLC was a Delaware Limited liability company, whose sole member was AXF. MONY Holdings, LLC was merged into AXFS as of November 30, 2007.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006.
Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: 26, rue Drouot, 75009 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares

                                                             Page 18 of 42 Pages

of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

        Information with respect to all of the Trustees is set forth on
Exhibit 1 hereto since the Trustees are members of the Supervisory or Management Board of AXA.

         AXF and Subsidiaries. AXF is a holding company. As of December 17, 2008, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly-owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA Equitable, which in turn wholly owns ACMC, (ii) AXA Bermuda, and (iii) MONY Life, which in turn wholly owns MLOA. EHLLC, whose sole member is AXA Equitable, is the sole member of ECMC. ECMC, ACMC, EHLLC, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, AXA Equitable, EHLLC, ACMC, ECMC, MONY Life, and MLOA is 1290 Avenue of the Americas, New York, New York 10104.

         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 7 and 14 through 16 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 7 and 14 through 16 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 4

                                                            Page 19 of 42 Pages

         ITEM 4.    PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On December 17, 2008, ECMC transferred (i) 722,178 units representing assignments of beneficial ownership of limited partnership interests ("Units") in AllianceBernstein Holding L.P. and (ii) 40,880,637 units of limited partnership interests ("AB Capital Units") of AllianceBernstein L.P to EHLLC, the sole member of ECMC. Upon receipt of these Units and Capital Units, EHLCC immediately transferred these Units and Capital Units to AXA Equitable, the sole member of EHLLC.

Additionally, on December 17, 2008, AXA Financial contributed 40,861,854 AB Capital Units to AXFS, its wholly owned subsidiary. Upon receipt of these AB Capital Units, AXFS immediately contributed these AB Capital Units to AXA Bermuda, its wholly owned subsidiary.

         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.


         (a) & (b) At the close of business on December 17, 2008: AXF did not beneficially own directly any Units or AB Capital Units; AXA Equitable beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and beneficially owned directly 49,264,877 AB Capital Units representing approximately 18.9% of the AB Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and 66,220,822 AB Capital Units representing approximately 25.4% of the AB Capital Units outstanding; AXA Bermuda did not beneficially own directly any Units and beneficially owned 40,861,854 AB Capital Units representing approximately 15.7% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly 4,389,192 AB Capital Units representing approximately 1.7% of the AB Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 1,225,000 AB Capital Units representing approximately 0.5% of the AB Capital Units outstanding. AXF, AXA Equitable, ACMC, ECMC, AXA Bermuda, MONY Life and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective Units and AB Capital Units. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, which, together with the 722,178 Units owned directly by AXA Equitable, represent approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, which, together with the 49,264,877 AB Capital Units owned directly by AXA Equitable, represent 44.2% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, ECMC, AXA Bermuda, AXA Equitable, MONY
Life and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 49,264,877 AB Capital Units owned directly by AXA Equitable, the 40,861,854 AB Capital Units owned directly by AXA Bermuda, the 4,389,192 AB Capital Units owned directly by MONY Life and the 1,225,000 AB Capital Units owned directly by MLOA which represent approximately 62.1% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,225,000 AB Capital Units owned by MLOA, which, together with the 4,389,192 AB Capital Units owned directly by MONY Life, represent approximately 2.2% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC, AXA Equitable, AXA Bermuda, MLOA and MONY Life, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA
Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 49,264,877 AB Capital Units owned directly by AXA Equitable, the 40,861,854 AB Capital Units owned directly by AXA Bermuda, the 4,389,192 AB Capital Units owned directly by MONY Life, and the 1,225,000 AB Capital Units owned by MLOA, which represent approximately 62.1% of the AB Capital Units outstanding. (This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

         AXA, by virtue of its indirect ownership of 100% of the outstanding shares of common stock of AXF, may be deemed to beneficially own all of the Units and AB Capital Units owned indirectly by AXF. By reason of the Voting Trust Agreement, the Trustees may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

        AXA, by reason of its relationship with AXF, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and AB Capital Units beneficially owned by AXF. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA and the Mutuelles AXA, as a group, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and AB Capital Units beneficially owned by AXF.

        To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 7 and 14 through 16 hereto beneficially own the following number of outstanding Units and AB Capital Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries	 2,000 Units

Christopher M. Condron	30,000 Units

Denis Duverne		 2,000 Units

Gerald M. Lieberman          218,745 Units (includes 80,000 Units Mr.Lieberman
                                     can acquire within 60 days under
                                     AllianceBernstein Option Plans) and
                                     62,688 AB Capital Units.

Joseph Moglia		38,465 Units

Lorie A. Slutsky	32,390 Units (includes 29,421 Units which Ms.
		       Slutsky may acquire within 60 days under AllianceBernstein Option Plans)

Peter J. Tobin		46,602 Units (includes 44,671 Units which Mr.
		       Tobin may acquire within 60 days under
		       AllianceBernstein Option Plans)


        Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 7 and 14 through 16 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

       (c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 7 and 14 through 16 hereto.

                                                            Page 21 of 42 Pages


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 4

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Information with respect to Members of the Management Board, Supervisory Board and Executive Officers of AXA

Exhibit 2 Information with respect to Executive Officers of AXA Assurances I.A.R.D. Mutuelle and Members of AXA Assurances I.A.R.D. Mutuelle's Conseil d'Administration

Exhibit 3 Information with respect to Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle's Conseil d'Administration

Exhibit 4 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Equitable Financial Services, LLC)

Exhibit 5 Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC

Exhibit 6 Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (which is the sole member of Equitable Holdings, LLC)

Exhibit 7 Information with respect to the Executive Officers and Directors of ACMC, Inc.

                                                           Page 22 of 42 Pages


Exhibit 8 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 of the Schedule 13D filed on August 4, 1992)

Exhibit 9 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to Schedule 13D filed on November 27, 2002)

Exhibit 10 Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Henri de Castries (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the Schedule 13D filed on November 27, 2002)

Exhibit 11 Power of Attorney for the Voting Trustee, Denis Duverne, dated March 5, 2007 (incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the Schedule 13D filed on March 7, 2007.

Exhibit 12 Power of Attorney for the Voting Trustee, Christopher Condron, dated June 9, 2008.

Exhibit 13 Powers of Attorney with respect to AXA, Finaxa and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000 with respect to the AB Capital Units)

Exhibit 14 Information with respect to the Executive Officers and Directors of AXA Financial (Bermuda) Ltd.

Exhibit 15 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company

Exhibit 16 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America

                                                          Page 23 of 42 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                                AXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                CHRISTOPHER CONDRON, HENRI DE CASTRIES
                                    AND DENIS DUVERNE,
                                AS AXA VOTING TRUSTEES UNDER THE
                                    VOTING TRUST AGREEMENT


                                By    /s/ Alvin H.  Fenichel
                                      -----------------------------------------
                                      Signature

                                      Alvin H. Fenichel, Attorney-in-Fact
                                      -----------------------------------------
                                      Name/Title


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               AXA EQUITABLE FINANCIAL, INC.


                               By:    /s/ Alvin H.  Fenichel
                                    --------------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title:  Senior Vice President and Chief
		                   Accounting Officer

                                                            Page 24 of 42 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               AXA FINANCIAL SERVICES, LLC


                               By: /s/ Alvin H. Fenichel
                                   --------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title:  Senior Vice President and Chief
		                   Accounting Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

		AXA EQUITABLE LIFE INSURANCE COMPANY


                              By:   /s/ Alvin H.  Fenichel
                                    -------------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title:  Senior Vice President and Chief
		                   Accounting Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               EQUITABLE HOLDINGS, LLC


                               By    /s/Alvin H. Fenichel
                                     ------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Authorized Signatory


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               ACMC, INC.


                               By    /s/Kevin R. Byrne
                                     ------------------------------------------
                                     Name:  Kevin R. Byrne
                                     Title: Senior Vice President and
                                            Chief Financial Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               ECMC, LLC


                               By    /s/Alvin H. Fenichel
                                     ------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Authorized Signatory

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               AXA Financial (Bermuda) Ltd.

		 By    /s/Kevin R. Byrne
                                     ------------------------------------------
                                     Name:  Kevin R. Byrne
                                     Title: President


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  December 19, 2008

                               MONY LIFE INSURANCE COMPANY


                               By    /s/Alvin H. Fenichel
                                     ------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
		                   Accounting Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  December 19, 2008

                               MONY LIFE INSURANCE COMPANY OF AMERICA


                               By    /s/Alvin H. Fenichel
                                     ------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
		                   Accounting Officer